Exhibit 1

MIND CTI Reports Third Quarter 2020 Results

Yoqneam, Israel, November 10, 2020 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2020.

The following will summarize our major achievements in the third quarter of 2020, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2020 Financial Highlights

●	Revenues were $5.9 million, compared to $5.8 million in the third quarter of 2019, with the increase attributed to the acquisition of GTX GmbH in September 2019, which generated revenues of approximately $1.0 million during the quarter.

●	Operating income was $1.4 million, compared to $1.3 million in the third quarter of 2019.

●	Net income was $1.4 million, or $0.07 per share, compared to $1.2 million, or $0.06 per share in the third quarter of 2019.

●	Cash flow from operating activities was $1.9 million, compared to $2.0 million in the third quarter of 2019.

●	New win and multiple follow-on orders

●	Cash position was $14.7 million as of September 30, 2020.

Nine Months Financial Highlights

●	Revenues were $17.6 million, compared to $16.0 million in the first nine months of 2019, with the increase attributed to the acquisition of GTX GmbH in September 2019, which generated revenues of approximately $2.8 million during the first nine months of 2020 and to the acquisition of Message Mobile GmbH in March 2019, which generated revenues of approximately $1.3 million during the first quarter of 2020.

●	Operating income was $4.1 million, or 24% of total revenues, compared to $3.8 million, or 24% of total revenues in the first nine months of 2019.

●	Net income was $4.0 million, or $0.20 per share, compared to $3.7 million, or $0.19 per share in the first nine months of 2019.

●	Cash flows from operating activities in the first nine months of 2020 was $4.2 million, compared to $5.4 million in the first nine months of 2019.

Monica Iancu, MIND CTI CEO, commented: “The environment remains challenging as described in the last few years’ previous press releases. Communications service providers continue to face major challenges. Moreover, some of them are experiencing additional negative impact on revenues from reduction in tourism, associated with COVID-19. They are expected to develop new services and offer multi-play discounted bundles and at the same time they attempt to reduce their costs. While there is demand for our products and services, most processes are constantly delayed, and competition is fierce. As previously stated, during our over twenty years of operation, we have experienced challenging market conditions and we executed successfully in shifting our focus towards new opportunities.”

Impact of COVID-19

We experience the effect of the pandemic in all areas of our business, mainly due to the delays in the pace of ongoing implementation rollouts in all our lines of business, due to lockdowns and other COVID-19 related measures. Also, due to the general economic uncertainty, the majority of our customers, both enterprises and carriers, are restricting their budgets.

Revenue Distribution for Q3 2020

The Americas represented 43%, Europe represented 51% (including the Message Mobile and GTX revenues in Germany that represented 38%) and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $3.05 million, or 52% of total revenues, enterprise messaging and payment solutions were $2.25 million, or 38% of total revenues, and enterprise call accounting software totaled $ 0.6 million, or 10% of our total revenues.

Licenses totaled $0.3 million, or 6% of total revenues, while maintenance and additional services were $5.6 million, or 94% of total revenues.

Revenue Distribution for Nine Months 2020

The Americas represented 45%, Europe represented 50% (including the Message Mobile and GTX revenues in Germany that represented 37%) and the rest of the world represented 5% of total revenues.

Customer care and billing software totaled $9.1 million, or 52% of total revenues, enterprise messaging and payment solutions were $6.5 million, or 37% of total revenues, and enterprise call accounting software totaled $2 million, or 11% of our total revenues.

Licenses totaled $1.1 million, or 6% of total revenues, while maintenance and additional services were $16.5 million, or 94% of total revenues

New Win

The new win is with an African alternative carrier that provides data services to corporates across all industries. The MINDBill solution was selected after a lengthy process based on our proven successful deployment and open architecture for interfacing with the various network elements, CRM, fulfillment and ERP. MIND will provide them the B2B billing required to achieve a competitive advantage and differentiate their brand with sophisticated rating schemes, tailor-made packages targeting specific market segments and business processes to support future market penetration. MIND BSS will facilitate the compelling needs to prevent revenue loss, to ensure that all the services are billed, to handle disputes and to provide a structured dunning process.

Message Mobile GmbH 2019 Results

As previously announced, after reviewing the revenue recognition methodology for messaging and mobile payment transactions, based on the key principal-versus-agent considerations under ASC 606, Revenues from Contract with Customers, we concluded to recognize revenues from Message Mobile’s mobile payments line of business on a “net basis” instead of a “gross basis”. Consequently, only our share in the processed transactions is recognized as revenues.

As a result of the above, our consolidated revenues for Q2 2019 were $5.7 million instead of $6.0 million (Message Mobile being $1.6 million instead of $1.9 million) and the consolidated cost of revenues were $2.9 million instead of $3.2 million (Message Mobile being $1.3 million instead of $1.6 million).

Our consolidated revenues for Q3 2019 were $5.8 million instead of $6.1 million (Message Mobile being $1.7 million instead of $2.0 million) and the consolidated cost of revenues were $2.7 million instead of $3.0 million (Message Mobile being $1.3 million instead of $1.6 million).

All the other metrics, including gross profit, operating income and cash, are unchanged from the preliminary amounts announced in 2019.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months			Nine Months
	Ended September 30,			Ended September 30,
	2020	2019		2020	2019
	U.S. dollars in thousands (except per share data)

REVENUES	$5,912	*$	5,780	$17,555	*$	15,975
COST OF REVENUES	2,857		*2,658	8,334		*6,748
GROSS PROFIT	3,055		3,122	9,221		9,227
OPERATING EXPENSES:
Research and development	1,015		1,060	2,936		3,050
Selling and marketing	185		320	859		868
General and administrative	424		435	1,300		1,482
Total operating expenses	1,624		1,815	5,095		5,400
OPERATING INCOME	1,431		1,307	4,126		3,827
FINANCIAL INCOME, net	69		-	195		274
INCOME BEFORE TAXES ON INCOME	1,500		1,307	4,321		4,101
TAXES ON INCOME	94		113	328		366
NET INCOME	$1,406		$1,194	$3,993		$3,735

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07		$0.06	$0.20		$0.19

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,899		19,821	19,898		19,707
Diluted	20,111		20,024	20,109		19,975

*	See “Message Mobile GmbH 2019 Results” paragraph in the press release.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2020	2019
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,960	$6,479
Short-term bank deposits	5,100	6,795
Marketable securities	1,482	1,916
Accounts receivable, net:
Trade	2,843	3,082
Other	609	577
Prepaid expenses	226	228
Total current assets	18,220	19,077

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	129	129
Severance pay fund	1,707	1,725
Deferred income taxes	105	36
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	161	167
RIGHT-OF-USE ASSETS, net of accumulated depreciation	1,078	1,290
INTANGIBLE ASSETS, net of accumulated amortization	701	761
GOODWILL	8,008	7,910
Total assets	$30,109	$31,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$2,015	$2,066
Other	1,782	1,818
Current maturities of lease liabilities	235	292
Deferred revenues	1,697	1,892
Total current liabilities	5,729	6,068

LONG-TERM LIABILITIES:
Deferred revenues	82	103
Lease liabilities, net of current maturities	868	983
Employee rights upon retirement	1,743	1,775
Deferred income taxes	211	230
Total liabilities	8,633	9,159

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,220	27,050
Accumulated other comprehensive loss	(734)	(884)
Accumulated deficit	(3,862)	(3,080)
Treasury shares	(1,202)	(1,204)
Total shareholders’ equity	21,476	21,936
Total liabilities and shareholders’ equity	$30,109	$31,095

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,406	$1,194	$3,993	$3,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61	42	154	90
Accrued severance pay	16	93	81	236
Deferred income taxes, net	(80)	(9)	(98)	(19)
Unrealized gain from marketable securities, net	(9)	(13)	(35)	(91)
Realized gain on sale of marketable securities, net	(18)	(5)	(25)	(24)
Employees share-based compensation expenses	58	53	171	147
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	94	164	323	113
Other	173	207	(16)	374
Decrease (increase) in prepaid expenses:	38	14	(2)	(107)
Increase (decrease) in accounts payable and accruals:
Trade	10	(52)	(127)	344
Other	69	357	(58)	27
Change in operating lease liability	44	(21)	40	(17)
Decrease (increase) in deferred revenues	2	(4)	(216)	633
Net cash provided by operating activities	1,864	2,020	4,185	5,441

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a subsidiary	-	(95)	-	(2,310)
Purchase of property and equipment	(7)	(14)	(60)	(26)
Severance pay funds	(32)	(89)	(95)	(202)
Proceeds from sale of marketable securities	502	224	494	2,437
Proceeds from (investment in) short-term bank deposits	1,765	(841)	1,695	1,594
Net cash provided by (used in) investing activities	2,228	(815)	2,034	1,493
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,775)	(5,061)
Net cash used in financing activities	-	-	(4,775)	(5,061)
Translation adjustments on cash and cash equivalents	31	(5)	37	(5)

INCREASE IN CASH AND CASH EQUIVALENTS	4,123	1,200	1,481	1,868
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,837	3,471	6,479	*2,803
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,960	$4,671	$7,960	$4,671

*	Includes $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.